



Terry Quinn · 3rd

Operations and Supply Chain Executive

Del Mar, California, United States · **Contact info**

500+ connections

Message   (More)

 **On Tap Consulting**

P **Pepperdine University**

Experience


Senior Operations and Supply Chain Consultant
On Tap Consulting · Full-time
Mar 2021 – Present · 5 mos
San Diego Metropolitan Area

On Tap Consulting provides hardware companies with both hands-on and strategic expertise in Operations, Sales and Marketing.

We enable you to:

*Accelerate progress by adding the right resources to enhance your internal capabilities
*Meet your goals for cost, quality and time to market
*Grow and scale on a solid foundation   ...see more

H
COO
Hupnos
Jan 2018 – Present · 3 yrs 7 mos
Alamo, CA

Hupnos is making the only affordable and effective solution for snoring. The company is

producing product in both the US and Asia and distributing currently in North America, and selling through a combination of direct sales, distribution and retail.


COO
EXIST TRIBE
Apr 2019 – Present · 2 yrs 4 mos
Greater San Diego Area

Existech is transforming the sleep deprivation environment by providing the only effective sleep module that blocks out interference and creates an environment where real sleep can be achieved resulting in a dramatic improvement in performance and overall well being.

Vice President Operations
Apothecarry, Inc.
Jun 2017 – Present · 4 yrs 2 mos
Los Angeles, CA

Apothecarry sells a suite of high end humidor storage products and accessories with sales through B2C, Retail, and Distribution.


Vice President of Supply Chain and Distribution
Solenica
Dec 2016 – Aug 2020 · 3 yrs 9 mos

Greater San Diego Area

Show 5 more experiences ⌄

Education



Pepperdine University
MBA, Business Administration



University of Wisconsin-Madison
BS, Psychology/Philosophy

Skills & endorsements

Supply Chain Management · 99+

 Endorsed by **Wally Johnson and 10 others who** are highly skilled at this

 Endorsed by **13 of Terry's colleagues at BlackBerry**

Strategy · 93

 Endorsed by **Mike Quindazzi and 10 others who** are highly skilled at this

 Endorsed by **7 of Terry's colleagues at BlackBerry**

Six Sigma · 73

 Endorsed by **Joe Colarusso and 2 others who** are highly skilled at this

 Endorsed by **7 of Terry's colleagues at BlackBerry**

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Recommendations

Received (6)   Given (21)



Gina Harriz
Director, Modern Work
Channel Development at
Microsoft

October 22, 2010, Terry was
senior to Gina but didn't
manage directly

I had the pleasure of working with Terry on creating and delivering a best in class supply chain and operational support for one of our key strategic customers. He worked balancing the demands of the customer with those of the company with ease. Terry is smart, works with a high level of integrity, an... **See more**



Shawn DeGraw
Director, Program
Management at Qualcomm
Technologies, Inc.

August 29, 2010, Terry was
senior to Shawn but didn't
manage directly

Terry maintained tight control over our handset manufacturing operation, resulting in consistently high product quality and on-time delivery to customers. He implemented meaningful efficiency improvements to existing processes and established off-site manufacturing operations, allowing the com... **See more**

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